FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 19, 2013, announcing that it has entered into a definitive agreement to sell its Spacenet Inc. subsidiary to SageNet of Tulsa, L.L.C.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 19, 2013	By:	/s/ Alon Levy
Alon Levy
Gneral Counsel

Gilat Satellite Networks Ltd. Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

PRESS RELEASE

Gilat Announces Sale of Spacenet Subsidiary

Managed Services Provider SageNet to Acquire Spacenet

Petah Tikva, Israel, 19th August, 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has entered into a definitive agreement to sell its Spacenet Inc. subsidiary to Tulsa, Oklahoma-based SageNet.

The aggregate consideration for the sale is approximately $16 million, subject to certain post-closing adjustments and expenses. The transaction is subject to regulatory approval and the satisfaction of customary closing conditions and is expected to be completed within the next three (3) months. The transaction is expected to result in a capital loss of $1 million to $3 million, which includes banker’s fees, legal fees and other transaction related expenses.

In fiscal 2012, Spacenet’s business generated revenue of approximately $77 million, approximately $2 million operating loss and EBITDA of approximately $2 million. Upon closing of the transaction, Gilat’s management objectives for 2013 will be updated accordingly.

The sale of Spacenet, which currently operates as part of Gilat’s Services Division, is expected to strengthen Gilat’s strategic focus as a satellite communications technology company with innovative commercial and defense products and solutions for internet access and on-the-move applications.

As a long-term operator of Gilat products and solutions and with over 20 networks and over 100,000 VSATs currently supported, post-closing, Spacenet is expected to become a major customer for Gilat and to continue to offer services based on Gilat’s products as part of the expanded organization’s solutions portfolio. Spacenet customers should continue to receive the same quality of service to which they have become accustomed.

"The sale of Spacenet will allow us to better focus our assets and management attention on our core business strategy and strategic target markets,” said Erez Antebi, CEO of Gilat Satellite Networks. “I look forward to the combined Spacenet and SageNet organization becoming an important customer and look forward to continuing to provide them products and solutions in support of the large enterprise customer base that they service.”

For Spacenet, which has transitioned over the last few years from primarily a VSAT services company into a managed network services company, the acquisition will serve to increase its position and growth potential in the market. Since 1981, Spacenet Inc. has designed, implemented and managed some of the largest communications networks for US-based business, industrial and government customers and today manages communications at more than 160,000 locations for customers including many Fortune 500 companies and major government agencies.

“This is a marriage of two exceptional companies with the ideal combination of tools, technology and talent,” said SageNet President Daryl Woodard. “Both firms enjoy a proven track record for network services leadership and expertise, combined with company-wide commitments to customer service. We look forward to continuing to work closely with Gilat as we work to create North America’s premier Managed Network Services provider delivering the fastest, most reliable and secure network coverage available, at the lowest total cost of ownership possible.”

“It’s been a privilege to be part of the Gilat organization over the last 20 years,” said Spacenet CEO Glenn Katz. “We’re looking forward to both a new beginning with SageNet and to a lasting strong and mutually beneficial relationship with Gilat. We believe this is a great fit at the right time that will provide added value not only for our organizations, but more importantly, for our customers.”

# # #

About Gilat
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

About SageNet
SageNet (SageNet of Tulsa, LLC) is a leading technology solutions provider specializing in mission-critical business solutions and managed services. From wide area network (WAN) design and installation, to 24x7x365 network monitoring and maintenance, to storage solutions and structured cabling services, SageNet is the wise choice for technology solutions. Visit SageNet on the Web at www.sagenet.com. Contact SageNet at 918-270-7000 or toll-free at 800-400-8999.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact: Phil Carlson / Josh Dver, KCSA pcarlson@kcsa.com / jdver@kcsa.com 1 (212) 896 1233 / 1239	David Leichner, Gilat Satellite Networks davidle@gilat.com (972) 3 925 2321